Paasmer Intro.webm (2m 6s)
1 speaker (Speaker 1)

[0:00:14] Speaker 1: What is IoT? IoT is about connecting everyday devices called things to the Internet, home, refrigerator, TV, washing machine, hospital, medical equipment, retail, product inventory, industrial, machines. IoT is about collecting data from these devices, remote monitoring of the devices, and controlling the devices based on preset triggers and calculated actions. Why IoT? IoT helps in achieving higher productivity and efficient utilization of resources. What is IoT platform? An IoT platform is essentially what makes IoT happen with everything required. It includes both hardware, like sensors, gateways and software, like mobile and cloud applications. Who needs it? When? A business or an individual who wants to build and launch an IoT product or solution needs an IoT platform. What is Paasmer? Paasmer is an IoT platform that allows any device to connect to network and send data. Data is secured and stored in the gateway or cloud. Data analytics is run on the data to trigger an appropriate action on the devices. Automated triggers of actions are identified by using machine learning and artificial intelligence. Paasmer is the only IoT platform as a service on the planet that provides powerful tools to build and deploy connective products. Why Paasmer? Prebuilt software for faster prototyping and market reach, edge analytics for long-term cost savings, cloud or edge computing for flexible choices, pay-as-you-build model for immediate cost advantage. [0:01:53]